Spur Ventures Inc.

Interim Consolidated Financial Statements
Nine Months Ended September 30, 2004
(Unaudited)

These interim consolidated financial statements and accompanying notes contained herein have not been reviewed by the Company's auditors.

SPUR VENTURES INC.
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
In Canadian dollars as at	2004	2003
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$10,095,660	$4,965,571
Short-term investments	7,500,000	-
Accounts receivable	201,404	57,601
Inventory	926,976	-
Prepaid expenses	238,201	-
Marketable securities	-	98,500
Amount due from joint venture partners (Note 8)	432,459	-
Advance to joint venture - YMC (Note 4)	716,430	200,000
	20,111,130	5,321,672

Fixed assets - net (Note 5)	6,141,215	26,663
Land use right - net (Note 6)	511,202	-
Mineral properties (Note 4)	1,896,249	1,846,045

	$28,659,796	$7,194,380

LIABILITIES
Current
Accounts payable and accrued liabilities	$619,482	$38,616
Customer deposits	515,716	-
Other payable	191,102	-
Bank loans (Note 9)	1,893,480	-
	3,219,780	38,616

Bank loans (Note 9)	2,290,500	-
Minority interest	1,121,877	-

SHAREHOLDERS' EQUITY
Capital stock (Note 10(a))
Authorized -
Unlimited number of Common shares without par value
100,000,000 Preferred shares without par value
Issued -
39,889,328 Common shares (2003: 28,289,328)	27,572,651	11,846,776
Stock options and warrants (Note 10 (b) & (c))	2,381,884	41,680
Cumulative translation adjustment	(169,317)	-
Deficit	(7,757,579)	(4,732,692)
	22,027,639	7,155,764

	$28,659,796	$7,194,380

APPROVED BY THE DIRECTORS

"Y.B. Ian He"	"Robert Atkinson"
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(Unaudited)

	Three months ended			Nine months ended
	September 30,		September 30,	September 30,	September 30,
In Canadian dollars	2004		2003	2004	2003

Sales	$1,495,141		$-	$2,492,930	$-
Cost of sales	1,566,432		-	2,442,883	-
Gross profit	(71,291)		-	50,047	-

Expenses
Consulting fees	94,000		92,000	259,962	162,727
Depreciation and amortization	72,007		-	94,333	-
Interest	65,844		-	129,590	-
Management fees	-		-	-	27,833
Office and miscellaneous	43,198		19,773	112,740	45,302
Printing and mailing	4,005		1,047	32,726	5,201
Professional fees	40,056		24,614	83,785	53,834
Rent	32,096		7,891	52,160	21,220
Repairs and maintenance	43,184		-	47,698	-
Selling expenses	26,528		-	56,914	-
Stock-based compensation expenses (Note 10(c))	626,111		-	812,488	-
Transfer agent and filing fees	13,070		8,599	54,682	36,288
Travel, advertising and promotion	44,394		8,983	137,693	14,796
Wages and benefits	41,685		-	82,623	-
Write down of marketable securities	-		1,500	-	6,000
	1,146,178		164,407	1,957,394	373,201

Operating loss	(1,217,469)		(164,407)	(1,907,347)	(373,201)

Other income
Gain on disposal of marketable securities	-		10,340	2,333	10,340
Interest income	77,086		13,230	98,270	25,555
Energy trust income	-		3,167	825	7,917
Other income	-		-	65,595	-
Foreign exchange gain	58,870		-	79,518	-
	135,956		26,737	246,541	43,812

Loss before minority interest	(1,081,513)		(137,670)	(1,660,806)	(329,389)
Minority interest	95,371		-	104,784	-
Loss for the period	(986,142)		(137,670)	(1,556,022)	(329,389)

Deficit, Beginning of period as previously reported	(6,771,437)		(3,614,357)	(4,732,692)	(3,422,638)
Stock-based compensation expenses (Note 3)	-		-	(1,468,865)	-
Deficit, Beginning of period, restated	(6,771,437)		(3,614,357)	(6,201,557)	(3,422,638)

Deficit, End of period	$(7,757,579)	4	(3,752,027)	$(7,757,579)	$(3,752,027)

Basic and diluted loss per common share	$(0.03)		$(0.01)	$(0.05)	$(0.02)

Weighted average number of common shares
outstanding	39,889,328		23,221,502	34,267,111	20,543,174

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
In Canadian dollars	2004	2003	2004	2003

Cash flows from operating activities
Cash received from customers	$1,619,330	$3,167	$2,593,401	$-
Energy trust income received	-	-	825	7,917
Interest received	51,075	-	111,043	-
Other income received	-	-	65,595	-
Interest paid	(75,870)	(619)	(114,207)	(1,367)
Cash paid to suppliers and employees	(1,208,334)	(170,339)	(3,045,619)	(391,591)
	386,201	(167,791)	(388,962)	(385,041)

Cash flows from investing activities
Feasibility study, project development	(17,038)	(15,697)	(50,204)	(72,443)
Additions to fixed assets	(874,091)	-	(1,537,942)	-
Additions to land use rights	-	-	-	-
Purchase of marketable securities	-	(100,000)	-	(100,000)
Purchase of short-term investment	(7,500,000)	-	(7,500,000)	(1,930,000)
Advance to joint venture - YMC	(16,430)	-	(516,430)	-
Acquisition of YSC, net of cash acquired	-	-	(572,255)	-
	(8,407,559)	(115,697)	(10,176,831)	(2,102,443)

Cash flows from financing activities
Share subscriptions received, net	(51,360)	293,000	15,784,724	2,659,300
Amount due to joint venture partners	(52,059)	-	(38,100)	-
Proceeds from disposal of marketable securities	-	100,840	100,833	100,840
	(103,419)	393,840	15,847,457	2,760,140

Effect of exchange rate changes on cash	(108,327)	-	(151,575)	-

Increase (Decrease) in cash and cash equivalents	(8,233,104)	110,352	5,130,089	272,656

Cash and cash equivalents (Overdraft), beginning of period	18,328,764	148,213	4,965,571	(14,091)

Cash and cash equivalents, end of period	$10,095,660	$258,565	$10,095,660	$258,565

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

1.	Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These interim consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003.

The same accounting policies, as disclosed in the audited financial statements, included in the Company's latest annual report have been used, except as described in Note 2 and 3.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

The unaudited consolidated financial statements include Spur Ventures Inc. ("the Company"), its 72.18% owned joint venture company, Yichang Spur Chemicals Ltd. ("YSC"), since the date of acquisition and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc. and International Phosphate Mining Corporation (International Phosphate). All significant inter-company transactions and accounts have been eliminated.

2.	Significant Accounting Policies

(a) Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method at the following rates calculated to depreciate the cost of the assets less their residual values over their estimated useful lives:

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

2.	Significant Accounting Policies (Continued)

(a) Fixed Assets (Continued)

Building, less 3% residual value	4.85%
Machinery and equipment, less 3% residual value	8.08% - 9.70%
Motor vehicle, less 3% residual value	19.40%
Office equipment and furniture, less 3% residual value	19.40%

(b) Land Use Right

The Land use right is for 50 years. It is amortized on a straight line basis over the initial term of YSC business license of 30 years.

(c) Foreign Currency Translations

The consolidated financial statements are presented in Canadian Dollars and the functional currency of YSC is Chinese Yuan Renminbi (RMB). The assets and liabilities of YSC are translated into Canadian dollars at period end exchange rates and resulting translation adjustments are reflected as a separate component of stockholders' equity. Revenues and expenses of YSC are translated at exchange rates ruling at the translation dates. Transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the income statement as incurred.

3.	Change of Accounting Policy

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants Standard 3870 which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

3.	Change of Accounting Policy (Continued)

Accordingly, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $ 1,468,865, and an increase of $ 94,600 to share capital and $1,374,265 to stock options.

4.	Mineral Properties

Yichang Phosphate Project

YMC

Exploration and development costs
Balance, December 31, 2003	$1,846,045
General and administration	1,025
Consulting	41,309
Travel	7,870
Balance, September 30, 2004	$1,896,249

The Company has been involved in the Yichang Phosphate Project since 1996. The Company has set up a joint venture company, Yichang Maple Leaf Chemicals Ltd. ("YMC"), with a Chinese partner to undertake the development of the Yichang Phosphate Project. The original development plan for YMC included the construction of a greenfields integrated chemical facility and associated infrastructure, plus the development of the Dianziping and Shukongping phosphate deposits (the "Phosphate Deposits") to provide a captive source of phosphate for fertilizer production. Under the original joint venture terms the Company was to take a 90% interest in YMC by developing and financing an integrated phosphate mine and fertilizer facility with the Chinese partner holding a 10% stake. This joint venture has been renegotiated because, as set out below, the Company has acquired an interest in an existing fertilizer facility, and under a new development plan intends to improve and expand the existing plant.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

4.	Mineral Properties (Continued)

Yichang Phosphate Project (Continued)

On April 20, 2004, the Company acquired a 72.18% controlling interest in a joint venture company, Yichang Spur Chemicals Ltd. ("YSC"), that owns a 100,000 tonnes per year (tpa) fertilizer facility in the City of Yichang, Hubei Province. The Company made a contribution of $3,351,934 (US$2.5 million) to YSC to acquire its interest. These funds are to be applied to finance the construction of a 60,000 tpa phosphoric acid plant. The Company has agreed to undertake an expansion of the existing fertilizer facility from 100,000 to 300,000 tpa. The estimated cost of this expansion is US$8.2 million, based on a preliminary scoping study prepared for the Company by the Nanjing Chemical Industrial Design Institute. The Company also has agreed to pay interest on the existing debt of one of its partners for 5 years at US$128,307 per year.

Since a fertilizer plant has been acquired and expanded under YSC, the terms of the original YMC joint venture were re-negotiated. The remaining principal assets of YMC are therefore the Phosphate Deposits and the associated mine development. Due to the need to maintain the nature and scope of the YMC joint venture contract consistent with previous government approvals, the Company agreed that the development of the Phosphate Deposits and any expansion beyond 300,000 tonnes in annual capacity of the fertilizer plant, be undertaken under the YMC joint venture.

Under the new terms of the YMC joint venture, the Company is required to make a US$3,834,000 capital contribution into YMC within three months of receipt of Chinese government approval for the restructuring. This amount represents the estimated cost of commissioning a mining facility capable of producing sufficient phosphate rock to supply at least a 100,000 tpa NPK fertilizer facility. The Company has already advanced $716,430 of this amount for costs associated with the issue of the mining license, engineering and design work.

The total investment to be made by the Company in YMC is US$25,561,000 million over 5 years, of which only the initial US$3,834,000 is a firm commitment. The balance of the US$25,561,000 is to be invested over five years on a best efforts basis, as follows:

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

4.	Mineral Properties (Continued)

Yichang Phosphate Project (Continued)

1.	a cumulative total of US$8,946,000 within two years of receipt of approval for the restructured agreement;

2.	a cumulative total of US$16,614,000 within four years;

3.	the balance of US$25,561,000 within five years.

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa, estimated at US$93 million. The cost of mine development to supply a 1.2 million tpa mining rate is estimated at USD$29.8 million, including the value of Chinese partner's contribution of the deposit, working capital and contingencies over the 5 year development period. The estimated capital cost of expanding the fertilizer plant from 300,000 tpa capacity to 1million tpa is approximately US$49.8 million, plus working capital, contingencies and capitalized interest during construction over the next 5 years for a total of US$63.1 million. The balance above the equity to be contributed by the Company is anticipated to be financed though debt and cash flow.

The Company's interest in YMC has accordingly been adjusted to 78.72%, with the Chinese joint venture partner holding 21.28% .

As of September 30, 2004, YMC has not received the final regulatory approval in China on the changes in terms of the joint venture and thus YMC was not included in the consolidation. The $716,430 initial contribution made by the Company to YMC is regarded as an advance to YMC and will be applied as part of the contributed capital of YMC.

During the nine months ended September 30, 2004, the Company incurred exploration and development costs of $50,204 in relation to the YMC joint venture. As of September 30, 2004, the Company has capitalized exploration and development expenses of $1,896,249 in relation to the YMC joint venture.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

5.	Fixed Assets

					December 31,
		September 30, 2004			2003
			Accumulated	Net book	Net book
		Cost	depreciation	value	value

	Building	$1,737,068	$42,019	$1,695,049	$-
	Construction in progress	1,970,865	-	1,970,865	-
	Machinery and equipment	2,500,215	123,436	2,376,779	-
	Motor vehicle	46,203	4,611	41,592	-
	Office equipment and furniture	56,482	8,672	47,810	10,081
	Leasehold improvement	19,898	10,778	9,120	16,582
		$6,330,731	$189,516	$6,141,215	$26,663

6.	Land Use Rights

				December 31,
	September 30, 2004			2003
		Accumulated	Net book	Net book
	Cost	amortization	value	value

Land use rights	$519,867	$8,665	$511,202	$-

Land use rights refer to the ability of the Company to operate a fertilizer and phosphoric acid facility on the Yidu property for a period of 50 years. This land use right is provided by the municipal government.

7.	Acquisition of YSC

As the Company acquired a 72.18% controlling interest in YSC on April 20, 2004 (see Note 4), this acquisition has been accounted for using the purchase method and results of operations have been consolidated since the date of acquisition.

The following table summarizes the purchase price allocation based on estimates of the fair values of the assets acquired and liabilities assumed.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

7.	Acquisition of YSC (Continued)

Cash and short-term deposits	$2,779,623
Accounts receivable	259,550
Sundry receivables	22,125
Prepaid expenses	479,576
Due from related parties	8,068
Inventory	831,685
Fixed assets	4,935,548
Land use right	538,933
Accounts payable and accrued liabilities	(979,781)
Other payables	(323,679)
Long term loan	(3,166,000)
Due to related parties	(743,689)
4,641,959
Less : minority interest	(1,290,025)
Cash paid by the Company	$3,351,934

8.	Amount due from Joint Venture Partners

The amount due from the joint venture partners, Yichang Phosphorous Chemical Industries Group Co. ("YPCC") and Yuanfeng Chemical Industry Ltd. ("Yuanfeng") are summarized as follows:

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

8.	Amount due from Joint Venture Partners (Continued)

	RMB	CND
(a) YPCC

Bank loan for the benefits of YPCC	$7,400,000	$1,129,980
Loan from YPCC	(5,000,000)	(763,500)
Net exposure of YSC (Note 9)	2,400,000	366,480
Advance to YPCC and its subsidiaries	757,154	115,617
Advance from YPCC and its subsidiaries	(104,867)	(16,013)
	$3,052,287	$466,084
(b) Yuanfeng

Amount due to Yuanfeng	$(218,906)	$(33,427)
Deposit from Yuanfeng for purchase of fertilizers	(1,300)	(199)
	$(220,206)	$(33,625)

Net amount due from joint venture partners	$2,832,081	$432,459

During due diligence work in the preparation of financial statements for YSC, the Company was made aware that YSC is party to a loan facility of RMB 7,400,000 ($1,129,980) from the Agricultural Bank of China with its former parent company YPCC. There had been no previous disclosure of this potential liability by YPCC or accounting staff of YSC. It is understood that the proceeds of this loan were used in YPCC's business, and YSC has not benefited from this loan. YPCC is the guarantor of this loan and has been paying the interest to the bank. The Company has had discussions with YPCC and the Agricultural Bank of China and YPCC has provided the Company a written guarantee that they will take the responsibility for this liability and intend to repay this loan facility in full.

As part of the documentation for the purchase of the Company's interest in YSC, the Company received an indemnity from YPCC that there were no liabilities that had not been fully disclosed to the Company. In addition, prior to the Company's involvement in YSC, YPCC made a working capital loan to YSC of RMB5,000,000 ($763,500), and YPCC has recently requested repayment of this loan. This liability has been reflected in the consolidated balance sheet of the Company as a related party loan since the acquisition of YSC. YPCC has agreed that YSC can use the payables of RMB5,000,000 to offset the receivables of RMB7,400,000, should YPCC fail to repay the loan of RMB7,400,000 to the bank. In the case of YPCC not being able to repay the loan of RMB7,400,000 and the Company repaying the loan for YPCC, the Company will use the loan of RMB 5,000,000 owed to YPCC to offset the receivables of

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

8.	Amount due from Joint Venture Partners (Continued)

RMB7,400,000 from YPCC. This results in a net monetary exposure to the Company of RMB2,400,000 ($366,480).

Although the company expects a practical solution to be worked out among the three parties by the loan maturity date of December 27, 2004 and the Company believes it has sufficient legal protection to remedy this issue, should it be necessary to proceed to litigation, the Company has recognized a liability to the bank of RMB7,400,000 ($1,129,980) according to the accounting standards and a receivable from YPCC of RMB2,400,000 ($366,480), net of the receivable of RMB7,400,000 ($1,129,980) from YPCC and the payable of RMB5,000,000 ($763,500) to YPCC.

9.	Bank Loans

The Company has three bank loans totaling RMB20,000,000 ($3,054,000) (December 31, 2003: $nil) from a local Chinese bank. After restructuring of the loan arrangements, each bank loan is renewed on an annual basis, interest is payable on a monthly basis. The company also has a loan made in its name by its JV partner YPCC prior to the acquisition. Below is table of all the bank loans and their related information.

Principal Amount		Annual interest
RMB	CND	rate	Maturity date

$5,000,000	$763,500	5.49%	December 16, 2004
12,000,000	1,832,400	5.31%	October 27, 2005
3,000,000	458,100	5.31%	November 3, 2005
$20,000,000	$3,054,000
7,400,000	1,129,980	6.372% (Note 8)	December 27, 2004
$27,400,000	$4,183,980

As mentioned in Note 8, the bank loan of RMB7,400,000 was incurred in YSC's name for the benefit of YPCC. YPCC has agreed that YSC can use the payables to YPCC of RMB5,000,000 for offsetting the receivables of RMB7,400,000, should YPCC fail to repay the loan of RMB7,400,000 to the bank. The additional net monetary exposure of YSC is thus RMB2,400,000.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

10.	Capital Stock, Warrants and Options

	(a)	Capital Stock

	(i)	Authorized
Unlimited common shares without par value
Unlimited preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

	(ii)	Issued and outstanding

	Number of
	common shares	Amount

Balance, December 31, 2003	28,289,328	$11,846,776
Issued for exercise of warrants	400,000	240,000
Issued for exercise of options	200,000	150,000
Issued for cash under private placement	11,000,000	15,394,725
Fair value of warrants issued to brokers for
private placement services	-	(224,400)
Reallocation from stock options and warrants account
- prior year	-	94,600
- current period	-	70,950
Balance, September 30, 2004	39,889,328	$27,572,651

On June 22, 2004, the Company completed a brokered private placement of 11 million units at a price of $1.50 per unit, each unit comprised of one common share and one-half share purchase warrant exercisable for two years at $1.50 per share. The securities issued are subject to hold periods expiring October 23, 2004. Commissions of $990,000, direct cost of $115,275 and 330,000 share purchase warrants with a value of $224,400 were incurred.

(b) Warrants

The following is a summary of warrants transactions during the nine-month period ended September 30, 2004

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

10.	Capital Stock, Warrants and Options (Continued)

(b) Warrants

		Weighted
		average
	Number of	exercise
	warrants	price

Balance, December 31, 2003	700,000	$0.81
Warrants exercised	(400,000)	0.60
Issued for cash on private placement	5,500,000	1.50
Issued for broker commission on private placement	330,000	1.50
Balance, September 30, 2004	6,130,000	1.48

330,000 share purchase warrants were granted to the agent as part of the consideration of arranging the private placement that was closed on June 22, 2004. These warrants are exercisable until June 23, 2006 at a price of $1.50 per share. A fair value of $224,400 has been recorded as cost of the private placement, which is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions for grants as follows:

Risk free interest rate	3.36%
Expected life	2 years
Expected volatility	81%
Dividend per share	$ Nil

The following table summarizes information about warrants outstanding at September 30, 2004:

Number of warrants	Exercise price	Expiry date

300,000	$1.10	July 15, 2005
5,830,000	1.50	June 23, 2006
6,130,000

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

10.	Capital Stock, Warrants and Options (Continued)

(c) Stock Options

The following is a summary of stock option transactions during the nine-month period ended September 30, 2004:

		Weighted
		average
	Options	exercise
	outstanding	price

Balance, December 31, 2003	3,885,000	$0.77
Granted	1,650,000	1.50
Exercised	(200,000)	0.75
Balance, September 30, 2004	5,335,000	$1.04

On July 23, 2004, the Company granted incentive stock options for 1,650,000 shares at a price of $1.50 per share exercisable up to July 23, 2009, to six directors. 25% of the options become vested on the date of grant and 12.5% of the options vest every three months after the date of grant, becoming fully vested after 18 months.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grant as follows:

Risk free interest rate	4%
Expected life of options in years	1 to 5 years
Expected volatility	57%
Dividend per share	$0.00

The following table summarizes information about stock options outstanding at September 30, 2004:

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

10.	Capital Stock, Warrants and Options (Continued) (c) Stock Options (Continued)

	Exercise
Number of options	price	Expiry Date

100,000	$0.90	October 18, 2005
700,000	0.90	June 19, 2006
50,000	0.90	November 19, 2006
2,200,000	0.60	May 6, 2008
635,000	1.20	June 19, 2008
1,650,000	1.50	July 23, 2009
5,335,000

During the nine months ended September 30, 2004, compensation expense of $812,488 was recognized for options previously granted and vesting over time using the Black-Scholes option pricing model with the assumptions disclosed in the annual audited consolidated financial statements and the interim financial statements.

11.	Related Party Transactions

During the three-month period ended September 30, 2004, the Company paid consulting fees of $116,117 (2003: $77,000) to a director and 4 companies controlled by directors (2003: 1). The Company also paid consulting fees of $5,000 (2003: $nil) to an ex-officer. The Company paid management fees of $nil (2003: $nil) to a company controlled by a director and legal fees of $9,030 (2003: $nil) to an officer.

During the nine-month period ended September 30, 2004, the Company paid consulting fees of $322,579 (2003: $117,727) to a director and 4 companies controlled by directors (2003: 1). The Company also paid consulting fees of $ 22,500 (2003: $nil) to an ex-officer. The Company paid management fees of $nil (2003: $27,833) to a company controlled by a director and legal fees of $23,669 (2003: $nil) to an officer.

For both periods, the increase in consulting fees is due to the acquisition of YSC and the renegotiation

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)

of the YMC joint venture and the engagement of additional officers and directors as the Company expands towards its objectives.

12.	Segmented Information

Management considers production of phosphate fertilizers with related mining activities in China to be the Company's principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

	September 30, 2004

	Canada	China	Consolidated

Current assets	$17,176,003	$2,935,127	$20,111,130
Fixed assets - net	107,699	6,033,516	6,141,215
Mineral properties	-	1,896,249	1,896,249
Total assets	$17,283,702	$10,864,892	$28,148,594

	December 31, 2003

	Canada	China	Consolidated

Current assets	$5,321,672	$-	$5,321,672
Fixed assets - net	26,663	-	26,663
Mineral properties	-	1,846,045	1,846,045
Total assets	$5,348,335	$1,846,045	$7,194,380

13.	Subsequent Event

On October 12, 2004, the Company granted 200,000 stock options to an officer of the Company at $1.50 each expiring on October 12, 2009.